UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 October 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")

27th October 2016

2016 INTERIM DIVIDEND - SCRIP ALTERNATIVE

CRH plc announces that under the Company's Scrip Dividend Scheme, 31.01% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Interim Dividend for 2016 to be paid on 4th November 2016.
As a result, a total of 1,243,042 Ordinary Shares of €0.32 each have been allotted pursuant to, and in accordance with the terms of the Company's Scrip Dividend Scheme. An application will be made for admission of the New Shares to (a) the Official Lists of the UK Listing Authority and the Irish Stock Exchange and (b) trading on the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange. Dealing in the New Shares is expected to commence on Friday, 4th November  2016.

Enquiries:
Contact
Neil Colgan
Company Secretary
Tel: 00 3531 634 340
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 October 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary